March 5, 2012

Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Chambre Malone & Pamela Long

Dear Ms. Malone & Ms. Long,

Re: Vantone Realty corporation

Registration Statement on form S-1

Filed February 2, 2012

File No: 333-179302

In response to your lettered dated February 28, 2012, concerning the above captioned Registration Statement, we are providing the following responses:

Item 6. Dilution, page 12

1. Response: We have revised the table to calculate the dilution per share to new shareholders based on the same assumptions about the numbers of shares sold that we have used in our Use of Proceeds section ( i.e.2,000,000, 4,000,000 and 5,000,000 shares of common stock sold). Page 13

Shares Eligible for Future Sale, page 15

2. Response: We believe our disclosure regarding the application of Rule 144 to the 3,500,000 shares of common stock held by our affiliate is accurately presented.

(A) We are not a Shell company pursuant to Rule 405 of the Securities Act. We are a development Stage company pursuing an actual business plan for residential building. We have assets not only consist of cash but land ready for residential developments.

(B) We believe Rule 144(i) is not applicable to us:

Rule 144(i)(1) defines a shell company as a company ** that is now or at any time previously has been an issuer, that has: (A) No or nominal operations; and  (B) Either:  (1) No or nominal assets;  (2) Assets consisting solely of cash and cash equivalents; or (3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets.

** This does not include a development stage company pursuing an actual business. We are a development Stage company pursuing an actual business plan for residential building. We have assets not only consist of cash but land ready for residential developments.

(C) Our affiliate has owned the 3,500,000 shares of common stock since August 19, 2011. It was well over six months.

(D) We have an existing line-of-Credit of $100,000 for our proposed building activities. Please refer to Exhibit 10.1

Item 11. Information with respect to the Registrant, Page 16

3. Response: We have included a copy of the deed evidencing the title vested to the registrant as Exhibit 99.2

Productions and Services, page 18

4. Response: We have revised the following sentences:

"We intend to draw the attention of first-time buyers to buy homes in the Hope of Workforce neighborhoods." Page 18.

"We believe that the fliers will not only convey the quality of our homes, but also briefly outline the financial options available to eligible participants. " Page 19.

"We believe that the fliers will draw the attention of possible buyers, if ten percent of these filers will be posted in community hubs such as local coffee shops, schoolyards and church lobbies." Page 19.

Marketing and Promotion, page 18

5. Response: We have revised the first full paragraph to explain the term, ' farming". Page 18.

" The term "farming" implies growing something. That's what you do when you farm your local neighborhoods. You plant the seeds of future business with potential purchasers of our home homes in these targeted neighborhoods. " Page 19.

.Home Design and Design Centers, page 20

6. Response: We have revised the following sentences:

"we will conduct qualitative and quantitative market research, including consumer focus groups after the effectiveness of this registration statement." Page 21.

" We will use external consultants......" Page 21.

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7. Response: We have disclosed the sources and availability of raw materials and principal suppliers we will use in our business as follow:

" Our sources of raw building materials will mainly from local building material suppliers such as Home Depots, Lowe's. Home Depots and Lowe's are both publicly traded companies. Home Depots and Lowe's do not set a minimum purchase requirements for building materials and home appliances for homebuilders. We do not have any material contracts or exclusive agreements with Home Depots nor Lowe's. " Page 21.

Plan of Operation, page 23

8. Response: We have revised and add supplemental disclosures and tables including the following disclosures: page 24.

PLAN OF OPERATION

Our plan of operations for the next twelve months is to proceed with the implementation of our business plan. We intend to begin to accomplish the steps described in the following table as of the date of effectiveness of the S-1 registration statement.

GOALS	PROJECT OUTCOMES	ESTIMATED COMPLETION DATES	ESTIMATE ANNUAL COST
Legal and Accounting Expenses	Compliance with financial reporting and internal controls	12 months	$4,500
Website Design	Creation of our corporate website	2- 3 months	$1,250
Civil Engineer or Surveyor's Fees	Subdivision of lands	6-12 months	$4,500
Architect drawings	Complete a set of plans for building permits	3-6 months	$5,000 to $8,500.
Project Consultants	Quality Control of construction project	6-12 months	$6,300 to $12,600
Marketing and Promotion	Marketing and public awareness activities	12 months	$3,900 to $23,400
Working Capital	Office supplies, telephone, postages and other miscellaneous expenses	12 months	$10,038 to $40,738

After the effectiveness of this S-1 registration statement, management anticipates an increase in operating expenses related to the following categories within the next twelve months:

ACCOUNTING AND LEGAL EXPENSES- Our estimate these related expenses will range from $4,500 for the next 12 months. After the effectiveness of this registration statement, we will become a public company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting.

CREATE OUR CORPORATE WEBSITE- It is part of our business plan to have our website. A website can convey our corporate images and services to our potential customers. We believe our estimated cost of $1,250 will be sufficient to cover our projected expense for website design.

SURVEYOR'S FEES- We are required to obtain surveyors' services related to subdivision of land. Our estimated cost for a surveyor' services will be $4,500. The Planning Commission for the City of Houston is responsible for the review and approval of application for subdivision of land.

ARCHITECT DRAWINGS- We are required to obtain several sets of architect drawings in connection with our proposed construction projects. We estimated the cost for architect drawings will be $5,000 to$7,500 per year.

PROJECT CONSULTANTS- Once we have obtained the necessary building permits from the City of Houston, we will be ready to build our residential homes. We will require to hire project consultants to monitor the quality control of our construction projects. We intend to spent $6,300 to $12,600 annually for project consultants.

MARKETING AND PROMOTION- After the effectiveness of this pending S-1 registration, we will be begin our marketing and promotion activities. Our staff will distribute our promotional fliers on foot, spending afternoons knocking on the doors of residences in targeted neighborhoods, as well as residences already in designated HOPE and Workforce areas. Speaking with potential buyers directly is the best way to inform and engage the communities. When speaking to residents, we will explain the Houston HOPE and Workforce programs, specifically mentioning how these programs can benefit them as future owners of our new homes and services. We will then outline in further detail the government assistance option available to them. The government can offer up to $30,000 for down payments and unlike renting, home ownership allows one to build up home equity.

The following table shows the projection of our building activities for three years:

	1st Year milestone	2nd Year milestone	3rd year milestone
Number of residential homes	2- 3 homes	3-5 homes	5-8 homes
Location of new residential homes	Houston, Texas	Houston, Texas	Houston, Texas
Projected cost for each milestone	$100,000	$200,000	$300,000

"We believe that our future expenditures for the second and third years will be covered by revenues generate from sell of new homes and additional offerings for the sale of equity or debt securities, private placement offerings, employee options plans and additional funds from our officer and director." Page 24.

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 (H) Executive compensation, page 26.

9. Response: We have revised the following statement:

There are currently no employment agreements or other contracts or arrangements with our Officer or Director. There are no compensation plans or arrangements, including payments to be made by us, with respect to our Officer, Director or Consultants that would result from the resignation, retirement or any other termination of any of our Director, officer or consultants. Most business activities to date have been undertaken by our Chief Executive Officer and other individual retained as independent contractors. Page 27.

10. Response: We have included the required Summary Compensation Table. Page 27

Financial Statements

11. Response: We have moved our financial statements with the body of our prospectus.

Outside back cover page

12. Response: We have moved the dealer prospectus delivery legend required by Item 502(b) of Regulation s-K on the outside back cover page of the prospectus. Page 30.

Undertakings, page 32

13. Response: We have included the undertaking required by Item 5129a)(3) of Regulation S-K as follow:

" 3. to remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering." Page 34.

Exhibit 3

14. Response: We have revised and file an Exhibit 3.1

Exhibit 99

15. Response: We have revised and file an Exhibit 99.1

For future communication, please send a copy to communications to: Kevin M. Murphy Attorney-At-Law 6402 Scott Lane Pearland, Texas 77581 Tel: 281-804-1174 E-mail: info@kevinmurphylaw.com

And, Please send an extra copy to us: email: suhuatian@yahoo.com

/s/ Tian Su Hua, CEO/CFO

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